SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Astoria Financial Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

046265104

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046265104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Astoria Federal Savings and Loan Association Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	10,978,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,978,762
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.46% of 104,967,280 shares of Common Stock outstanding as of December 31, 2005.
12	TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)
Name of Issuer:	Astoria Financial Corporation (“Company”)
Item 1(b)
Address of Issuer’s Principal Executive Office:	One Astoria Federal Plaza Lake Success, New York 11042
Item 2(a)
Name of Person Filing:	Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (“Plan”)
Item 2(b)
Address of Principal Business Office:	ESOP Committee Astoria Federal Savings and Loan Association One Astoria Federal Plaza Lake Success, New York 11042
Item 2(c)
Citizenship:	U.S.A.
Item 2(d)
Title of Class of Securities:	Common Stock, par value $.01 per share (“Common Stock”)
Item 2(e)
CUSIP Number:	046265104
Item 3
The person filing is an:	(f) [X] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Item 4

Ownership

The following information with respect to the Plan’s ownership of Common Stock of the Company is provided as of December 31, 2005. None of the shares set forth below, however, constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(a)	Amount Beneficially Owned		10,978,762
(b)	Percent of Class		10.46%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	0
	(ii)	shared power to vote or to direct the vote	0
	(iii)	sole power to dispose or to direct disposition of	0
	(iv)	shared power to dispose or to direct disposition of	10,978,762

The Plan is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. The Plan is administered by a committee (the "ESOP Committee"), and its assets are held in trust by a corporate trustee, CG Trust Company (the "Plan Trustee"). The number of shares listed as beneficially owned by the Plan represents the entire number of shares of Common Stock held by the Plan Trustee pursuant to the Plan, as of December 31, 2005.

The authority of the ESOP Committee to control the voting or disposition of the Common Stock held under the Plan is governed by the provisions of the trust agreement pursuant to which the Plan Trustee was appointed. The ESOP Committee possesses (i) no voting power over any shares of Common Stock, (ii) shared dispositive power over the unallocated shares of Common Stock and (iii) shared dispositive power over the allocated shares of Common Stock. Participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. In general, unallocated shares and allocated shares not voted by Plan participants are required to be voted by the Plan Trustee, subject to their ERISA fiduciary duties, in the same proportion as allocated Common Stock that has been voted by Plan participants. In certain circumstances, ERISA may confer upon the Plan Trustee (or upon an investment manager to whose direction the Plan Trustee is subject) the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

Item 5

N/A

Item 6

Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in the form of additional securities, are added to such participants' individual accounts. Dividends on Common Stock allocated to the accounts of Plan participants, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the Plan participants, (iii) distributed to the Plan participants within 90 days of the close of the Plan Year (as defined in the Plan), or (iv) used to repay principal and interest on any outstanding indebtedness incurred by the reporting person to acquire Common Stock. In addition, under certain circumstances involving a Change in Control (as defined in the Plan) of the Company, unallocated shares of Common Stock held under the Plan or proceeds from the sale thereof remaining after the satisfaction of any debt shall be allocated to Plan participants in proportion to the allocated shares of Common Stock held under the Plan at the time of the Change in Control.

Item 7

N/A

Item 8

N/A

Item 9

N/A

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

(Date)

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION EMPLOYEE STOCK OWNERSHIP PLAN By: ESOP COMMITTEE

By:	/s/ Alan P. Eggleston
Name:	Alan P. Eggleston
Title:	Member